June 29, 2018

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     United Continental Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for Fiscal Quarter Ended March 31, 2018
Filed April 18, 2018
File No. 001-06033

Dear Mr. Shenk:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission dated June 26, 2018 (the "Comment Letter"), concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 of United Continental Holdings, Inc. ("UAL") and United Airlines, Inc. ("United," and together with UAL, the "Company") and the Form 10-Q for the quarterly period ended March 31, 2018 of UAL and United. For your convenience, the text of each comment contained in the Comment Letter is included below in bold, with the Company’s response to the comment set forth immediately thereafter.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Note 2 - Revenue, page 15

1.	Please tell us what consideration you gave to disaggregating revenue by type of customer and timing of revenue recognition. Refer to ASC 606-10-55-91c and f.

Response: The Company evaluated the revenue disaggregation categories outlined in ASC 606-10-55-91c and f:

a.
Type of Customer (ASC 606-10-55-91c) - Beyond geographic regions, the Company does not have significant other customer types that are uniquely impacted differently by economic factors. The Company considered disaggregating revenue from sales to corporate customers and government customers but concluded that there are not different economic factors that affect the nature, amount, timing and uncertainty of revenues and cash flows for these types of customers, based on the following:

i.	There is no difference in the method of satisfying the performance obligation amongst traveling passengers.

ii.
Government and corporate customers generally have contracts with multiple airlines thus providing their employees with the freedom to choose travel carriers. Sales to corporate and government customers would still exist even if there were no contracts as these customers would mainly use the airline based on their individual preferences.

iii.	The Company does not segregate revenue by corporate or government travel in its reports to its chief operating decision maker or within other disclosures presented outside of the financial statements.

b.
Market Segmentation (ASC 606-10-55-91c) - The Company offers varying fare levels depending on the seats and configuration of aircraft. As such fares might be sold as United Polaris, United First, United Business, United Economy or United Basic Economy. These fare levels and offerings may change from year to year depending on the Company’s strategy. The Company concluded that fare classes are not uniquely impacted differently by economic factors that would impact the nature, timing, and the uncertainty of revenue recognition and cash flows. The Company concluded that disaggregation for market segmentation is not appropriate as the Company manages its flights to maximize total revenue earned per flight rather than a particular fare class. As such, there are not different economic factors that impact these fare types in the Company’s financial statements as if they were independent offerings. Also, the Company does not segregate revenue by market segmentation in its reports to its chief operating decision maker or within other disclosures presented outside of the financial statements.

c.
Timing of Transfer of Goods or Services (ASC 606-10-55-91f) - The Company did consider disaggregating revenue based on the timing of services provided. The Company determined that materially all of its passenger ticket revenue is recognized at a point in time. Ticket revenue is recognized when the passenger flies. Miles redeemed are recognized when the frequent flyer loyalty program ("MileagePlus") member redeems them and completes the flight, consistent with passenger ticket revenue, or takes delivery of non-travel goods or services. Revenue from miles redemption is reported separately in the Company’s financial statement footnotes. Please see the response to Comment #2 and Comment #3 below for additional information related to the advertising and marketing performance obligations under the co-brand agreement, for which the revenue is recognized over the term of the agreement, as disclosed.

2.	Please tell us whether advertising under the co-brand agreement is performed over the term of the agreement and whether there is an expected pattern of recognition.

Response: In accordance with ASC 606-10-55-65 as interpreted by the AICPA Revenue Recognition Guide, Chapter 10 - Airlines (paragraph 10.6.61), the performance obligation(s) related to the brand elements, other marketing services, and ancillary services is (are) satisfied over time. Advertising is provided to the financial institution over the term of the co-brand agreement. As such, the Company utilizes credit card usage, when the MileagePlus members use their co-branded credit cards to make purchases, and recognize revenue in accordance with the sales or usage based exception in ASC 606-10-55-65.

3.
You disclose that revenue for the marketing performance obligation under the co-brand agreement is recorded to other operating revenue over the term of the co-brand agreement based on customer's use of the Mileage-Plus credit card. Please tell us why recognition is based on the customer's use of the credit card and how this impacts or is expected to impact the pattern of recognition for the marketing performance obligation over the term of the agreement.

Response: The Company determined that the predominant element in the co-brand agreement is intellectual property related to the Company’s brand and customer list (collectively referred to as the marketing performance obligation) in accordance with ASC 606-10-55-65A. In accordance with ASC 606-10-55-65, as interpreted by the AICPA Revenue Recognition Guide, Chapter 10 - Airlines (paragraphs 10.6.63 through 10.6.66), the marketing performance obligation is provided to the financial institution continuously over the term of the agreement, and royalties are generated each time the MileagePlus member uses the co-branded credit card and therefore when the Company issues the miles to the customer. As such, the Company recognizes revenue based on the sales and usage based exception in ASC 606-10-55-65 when the MileagePlus member uses the credit card as it is the time a) the subsequent sale or usage occurs and b) the performance obligation has been partially satisfied as the Company’s obligation is satisfied continuously over the term of the agreement.

4.	Please tell us how you account for breakage, if any, on miles sold under the co-brand agreement.

Response: For the portion of our outstanding mileage credits that we estimate will not be redeemed, we recognize the associated value proportionally as the remaining mileage credits are redeemed in accordance with ASC 606-10-55-48.

5.	Please tell us who you determined the customer to be for each of the performance obligations under the co-brand agreement.

Response: Consistent with the AICPA Revenue Recognition Guide, Chapter 10 - Airlines (paragraph 10.6.45 and 10.6.46), customers for the performance obligations under the co-brand agreement include the Company, Chase Bank USA, NA, and the Company's MileagePlus members. The financial institution is the direct customer of the Company for the sale of marketing-related elements (including marketing and advertising) and the credit card holder (MileagePlus member) is the end customer of the airline for earning the miles awarded under the Company's MileagePlus program.

Please do not hesitate to contact me at (872) 825-3077 if you have any questions or would like to discuss any of the information addressed in this letter.

Sincerely,

/s/ Chris Kenny

Chris Kenny
Vice President and Controller

cc:    David Vitale, Chairman, Audit Committee
Oscar Munoz, Chief Executive Officer
Gerry Laderman, Senior Vice President Finance and acting Chief Financial Officer
Brett J. Hart, Executive Vice President, Chief Administrative Officer and General Counsel
Darren J. Ludwig, Partner, Ernst & Young LLP
Douglas Urbanciz, Partner, Ernst & Young LLP

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